Exhibit 99.1

Sphere 3D Reports Fiscal Year 2021 Financial Results

Toronto, Ontario - March 31, 2022 - Sphere 3D Corp. (NASDAQ: ANY), a company dedicated to becoming the leading carbon-neutral bitcoin mining company operating at enterprise scale and provider of data management solutions, today reported financial results for its year ended December 31, 2021.

"As I look back at 2021, I am proud of the progress made by the Company," said  Peter Tassiopoulos, CEO of Sphere 3D.  "We successfully pivoted to pursue opportunities in the cryptocurrency mining industry and advance our ESG initiatives.  We improved our balance sheet by raising more than $200 million during the year, finished the year with no long-term debt, and increased shareholder's equity from just over $5 million in 2020 to almost $270 million at the end of 2021.

"In 2021, we entered into an agreement to purchase 60,000 Bitmain S19j Pro Bitcoin Miners, representing over 6.0 exahash of capacity.  We entered into agreements with Gryphon Digital Mining to manage the operation of the machines and with Core Scientific to host them.  After the year-end, we began mining bitcoin with the first 1,000 S19j Pro miners activated.  As deliveries of additional miners ramp up throughout 2022, we expect to see a significant increase in revenue."

Tassiopoulos added, "During 2021, the Company also furthered its ESG commitment by sponsoring the Minority Equality Opportunities Acquisition SPAC, which raised $126.5 million through its IPO.  The SPAC is primarily focused on pursuing opportunities to merge with a minority business enterprise and was the first minority-led SPAC to list on Nasdaq."

Fiscal Year Financial Results:

Our results for fiscal year 2021 were as follows:

• Net revenue for 2021 was $3.7 million, compared to $4.8 million for 2020.

• Gross margin for 2021 was 45.6%, compared to 46.4% for 2020.

• Operating expenses for 2021 were $21.4 million, compared to $8.2 million for 2020.

• Depreciation and amortization was $5.7 million for 2021, compared to $1.0 million for 2020.

• Net loss from operations for 2021 was $17.8 million, or a net loss of $0.58 per share, compared to a net loss from operations of $5.8 million, or a net loss of $0.98 per share, for 2020.

Investor Conference Call:

Sphere 3D will not host a fiscal year 2021 earnings conference call.

About Sphere 3D:

Sphere 3D Corp. (NASDAQ: ANY) is dedicated to becoming the leading carbon-neutral bitcoin mining company operating at enterprise scale. The Company also delivers data management solutions via hybrid cloud, cloud and on-premises implementations both directly and through its reseller network and professional services organization. For more information on Sphere 3D, please visit www.sphere3d.com.

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to obtain additional debt or equity financing; any increase in our cash needs; the Company's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports and other filings with the United States Securities and Exchange Commission (www.sec.gov) and with Canadian securities regulators (www.sedar.com).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Sphere 3D Investor Relations Contacts:

NMN Advisors

Sphere3d@nmnadvisors.com

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share amounts)

	Year Ended
	December 31,
	2021	2020
	(Unaudited)

Revenue	$3,720	$4,848
Cost of revenue	2,022	2,599
Gross profit	1,698	2,249

Operating expenses:
Sales and marketing	1,317	1,255
Research and development	971	1,202
General and administrative	18,308	5,471
Impairment of goodwill and acquired intangible assets	820	286
	21,416	8,214
Loss from operations	(19,718)	(5,965)
Other income (expense):
Interest expense, related party	(495)	(454)
Interest expense	(21)	(274)
Interest income and other, net	2,930	918
Loss before income taxes	(17,304)	(5,775)
(Benefit from) provision for income taxes	(15)	4
Net loss	(17,289)	(5,779)
Dividends on preferred shares	531	-
Net loss available to common shareholders	$(17,820)	$(5,779)

Net loss per share:
Basic and diluted	$(0.58)	$(0.98)
Shares used in computing net loss per share:
Basic and diluted	30,862,508	5,884,555

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)

ASSETS
Cash and cash equivalents	$54,355	$461
Accounts receivable, net	181	264
Inventories	-	558
Notes receivable	1,859	-
Other current assets	22,027	807
Total current assets	78,422	2,090
Notes receivable	11,988	3,207
Investments	19,949	2,100
Intangible assets, net	63,017	2,608
Goodwill	-	1,385
Other assets	102,548	443
Total assets	$275,924	$11,833

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$5,208	$5,805
Long-term debt	-	672
Other long-term liabilities	1,090	347
Total shareholders' equity	269,626	5,009
Total liabilities and shareholders' equity	$275,924	$11,833